March 9, 2007
VIA EDGAR AND FAX
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 7010
Washington, D.C. 20549

Attn:	Mr. Brad Skinner

Re:	Goodrich Petroleum Corporation Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 15, 2006 File No. 1-12719
Ladies and Gentlemen:
     On behalf of Goodrich Petroleum Corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 23, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the Year Ended December 31, 2005. For your convenience, we have repeated in italics each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Company’s response. We note that on March 7, 2007, we had an informal telephonic discussion regarding these issues with Bob Carroll of the Staff.
Comment 1:
     Form 10-K for the Fiscal Year Ended December 31, 2005
     Consolidated Statements of Cash Flows, page 49
     Please refer to prior comment 3 of our letter dated December 28, 2006. “We note that you net changes in assets and liabilities within cash flows from operating activities. Please revise your presentation to reflect these changes on a gross basis as required by paragraphs 11-13 of SFAS No. 95.” Please confirm the maturity of the changes in assets and liabilities is three months or less as required under paragraph 13 of SFAS No. 95. If the assets and liabilities

Securities and Exchange Commission
March 9, 2007

mature in a period greater than 3 months, tell us why net presentation in your consolidated statement of cash flows is appropriate.
Response:
We believe the presentation of changes in assets and liabilities presented within our statement of cash flows is consistent with paragraphs 11-13 of SFAS No. 95. As discussed with the Staff, however, beginning with financial statements which will be included in the Form 10-K for the year ended December 31, 2006, we will present individual items in the changes in assets and liabilities section by including the following line items (which will include prior years’ detail as well):
Accounts Receivable, trade and other, net of allowances

Accrued Oil and Gas Revenue

Prepaid Expenses and other

Accounts Payable

Accrued Liabilities
Comment 2:
     Note B—Summary of Significant Accounting Policies, page 52
     Property and Equipment, page 52
     Please refer to prior comment 4 of our letter dated December 28, 2006. “Tell us why you believe it appropriate to amortize asset retirement costs over proved reserves rather than over proved developed reserves.” Tell us the nature of the assets related to the asset retirement obligations and how much of those asset costs relate to your proved developed reserves versus your proved reserves. Further, tell us why you consider this expense a development cost if it is not directly related to your proved developed reserves. Note that asset retirement costs should be amortized over periods in which the related assets that will ultimately be retired are expected to provide benefits. Refer to the discussion in paragraphs B42-B47 of SFAS 143.
Response:
For an exploration and production company such as Goodrich Petroleum which operates exclusively onshore in the U.S., the assets to which the asset retirement obligations relate are essentially (a) wells and surface equipment related to specific wells and (b) gathering and other facilities for multiple wells or fields. The nature of these two asset classes actually results in the company amortizing a part of the asset retirement obligation (the “ARO”) over proved developed reserves and a part over total proved reserves. Since the majority of the ARO associated with the first class, wells and related surface equipment, is related to plugging and abandonment expenses when the well has reached the end of its useful life, that portion of the ARO is amortized over the

Securities and Exchange Commission
March 9, 2007

life of that particular well, which would be based on the proved developed reserves of that particular well. The other asset class, gathering and other facilities (tank batteries, compression and electrical equipment, etc.), is more typically associated with particular groups of wells or fields, thereby necessitating an amortization of these ARO expenses over the life of that particular field or fields. Since most of our fields have a substantial number of proved undeveloped reserves associated with them, we believe it is consistent with SFAS 143 to attribute a portion of the ARO expenses associated with facilities to these as yet undrilled wells. In future filings commencing with the Form 10-K for the year ended December 31, 2006, we will provide additional disclosure regarding the nature of these different asset classes and the different amortization conventions.
Closing Comments
As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Securities and Exchange Commission
March 9, 2007

Response:
     In connection with the Staff comments and our responses, we confirm that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ David R. Looney
David R. Looney
Executive Vice President and Chief Financial Officer

CC:    James M. Prince—Vinson & Elkins L.L.P.